[redacted]

08025504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 050986

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3304 Rosedale Street NW, Suite 200
(No. and Street)

Gig Harbor (City) WA (State) 98335 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jordan C. Bebee 253-853-7852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2008
803

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jordan C. Bebee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
MYEONGHWA K KENDALL
My Appointment Expires Dec 1, 2011

Myeonghwa K Kendall
Notary Public

Signature

Finance Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS CAPITAL GROUP, LLC

Independent Auditor's Report and

Statement of Financial Condition

December 31, 2007

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Thomas Capital Group, LLC

We have audited the accompanying statement of financial condition of Thomas Capital Group, LLC (the Company) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Thomas Capital Group, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 25, 2008

THOMAS CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	579,514
Due from clients, net		1,700,048
Marketable securities, at market value		123,725
Investment in private investment funds, at estimated fair value		463,494
Prepaid expenses and deposits		89,774
Furniture and equipment, net of accumulated depreciation of $55,186		24,677
Other assets		16,235
	$	2,997,467

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	23,432
Accrued liabilities		21,716
Deferred fees		58,335
		103,483
COMMITMENTS (Note 3)		
MEMBERS' EQUITY		2,893,984
	$	2,997,467

See accompanying notes.

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Thomas Capital Group LLC, a Washington Limited Liability Company, is a private equity boutique focused on creating alternative investment products, and providing financial consulting services to large institutional investors and high net worth individuals. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company's primary source of revenue is from contractual retainer and placement fees.

Due From Clients, Net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. A portion of this balance is notes with principal amounts of $2,081,201, of which $986,723 is outstanding at December 31, 2007. The interest rates on the notes range from 4.80% to 6.00%, payable and due with each principal payment. Principal payments are generally made in six to eight installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on this evaluation at December 31, 2007, the Company has written-off $200,000 for uncollectible amounts.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period. The Company owns 2,500 common shares of The NASDAQ Stock Market, Inc.

Investment in Private Investment Funds - The Company holds investments in six nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing capital account value as reported by management of the underlying funds. Management believes this valuation method approximates fair value and most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. These investments are valued at $463,494 at December 31, 2007.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years.

Taxes - The Company has elected to be a limited liability company (LLC) for income tax purposes, and its net income or loss is included in the personal tax returns of the members.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of income.

Practice Development - Costs related to marketing the Company's services are expensed as incurred.

Note 1 - Description of Operations and Summary of Significant Accounting Policies (Continued)

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company has net capital of $581,197, which is $574,298 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2007 is 0.18 to 1.

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 3 - Commitments

Lease - The Company leases office space and certain equipment. Future minimum rental payments under noncancelable operating leases with an initial term of at least one year total $28,978 payable during 2008.

The Company has future commitments under subscription agreements to contribute capital to six private investment funds amounting to approximately $825,000 at December 31, 2007, of which $451,245 has been paid. Capital contributions shall be made upon advance written notice by the general partner, which such notice shall describe in reasonable detail the expected uses of the funds being called.

Note 4 - Concentrations

During 2007, four clients account for approximately $3,525,022 or 89% of the Company's total revenues. At December 31, 2007, four clients owe the Company approximately $1,576,305 or 93% of amounts due from clients, net. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

Note 4 - Concentrations (Continued)

The Company may hold cash in financial institutions which exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

Note 5 - Guaranteed Payments

The Company's Amended and Restated Limited Liability Company Operating Agreement stipulates that, at the discretion of the president, members may receive guaranteed payments. These payments are not based on net partnership income or taxable net partnership income, but rather on the value of the services the member renders to the partnership each year.

The guaranteed payments are recorded as expenses to the Company, but the related employment taxes on these amounts are paid by the members at the individual income tax level.

Guaranteed payments to members are included in salary and payroll taxes expense on the accompanying statements of income and total $795,597 for the year ended December 31, 2007.

Note 6 - Subsequent Event

Effective January 1, 2008, the Company reorganized as a Subchapter S Corporation. Thomas Capital Group, Inc. succeeded and continues the business of the registered predecessor broker-dealer, Thomas Capital Group, LLC, assuming all of the assets and liabilities of Thomas Capital Group, LLC with no changes in ownership or control.

END